NEWS RELEASE 07-05	January 17, 2007

FRONTEER DISCOVERS NEW COPPER-GOLD PORPHYRY IN TURKEY INTERSECTING 1.03 GRAMS PER TONNE GOLD AND 1.03% COPPER OVER 105.4 METRES

Fronteer Development Group (Fronteer) (FRG-TSX/AMEX) is pleased to announce that the first hole ever drilled in the new Central Zone, on its 100% owned Halilaga Project in northwestern Turkey, has intersected a wide interval of porphyry copper-gold mineralization. Mineralization occurs over the full length of this 298.2 metre long drill hole and is interpreted to continue to further depth. This exciting new copper-gold discovery solidifies the importance and enormous resource potential of this rapidly evolving mining district.

Drill hole HD-01 intersected:

  0.50 grams per tonne gold and 0.53% copper over the entire length of 298.2 metres, including 1.03 grams per tonne gold and 1.03% copper over 105.4 metres. Both intervals start from surface.
  A thick zone of secondary copper enrichment returned 2.15% copper and 0.93 grams per tonne gold over 25.8 metres starting at a depth of 23.8 metres.

"We are very proud to have discovered this new copper-gold system adding to our track record of success in the district," says Dr. Mark O'Dea, President and CEO of Fronteer. "This discovery lies in the center of a 20 kilometre-long gold belt, which is anchored at either end by Fronteer’s 100% owned Kirazli and Agi Dagi gold deposits.”

THE CENTRAL ZONE

The Central Zone is exposed over an area measuring 300 metres by 400 metres; however, its geophysical footprint is much larger, covering an area measuring 1,200 metres by 400 metres. This geophysical footprint is comparable in size to that of some of the world’s big porphyry copper-gold deposits such as Bajo de la Alumbrera in Argentina or Batu Hijau in Indonesia, both of which contain in excess of 7.5 billion pounds of copper and 8 million ounces of gold.

HD-01 is the first of three 100 metre spaced holes drilled across the Central Zone, all of which intersected similar porphyry stockwork with visible disseminated copper mineralization. A total of five holes have been completed at Halilaga with assays pending for four.

RESULTS FROM HD-01

		From	To	Length	Au (g/t)	Cu (%)
Entire Interval		0.00	298.20	298.20	0.50	0.53
	Leached Zone	0.00	23.85	23.85	0.83	0.06
	Supergene Zone	23.85	49.60	25.75	0.93	2.15
	Hypogene Zone	49.60	298.20	248.60	0.42	0.41
Interval 0.5 cutoff Au		0.00	105.40	105.40	1.03	1.03

As this is the first drill hole, true widths are as of yet unknown.

Teck Cominco’s Turkish subsidiary (”TCAM”) has now exercised its earn-back right on all six of Fronteer’s designated projects in northwestern Turkey including Halilaga. Please see press release dated December 7, 2006 for earn-back rights details.

ABOUT FRONTEER

Fronteer is a rapidly evolving company committed to building long term value through ongoing discoveries and strategic acquisitions. There are currently nine drill rigs operating in Turkey on three projects and one drill rig operating in Mexico on two gold-silver projects. Fronteer has a strong balance sheet and has a prominent foothold in an emerging uranium-copper-gold district in the northern Yukon. Fronteer holds a 47.24% interest in Aurora Energy Resources (AXU-TSX).

For further information on Fronteer visit www.fronteergroup.com or contact:

Camon Mak, Investor Relations

Jessica Delaney, Media Relations

(PH) 604-632-4677 or Toll Free 1-877-632-4677

info@fronteergroup.com

Assay results have been prepared under the guidance of Ian Cunningham-Dunlop, P. Eng, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. All samples were analyzed by ALS Chemex, Romania, using ICP-AES and fire assay.

Except for the statements of historical fact contained herein, certain information presented constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect the timing and amount of estimated future resources and resource conversion rates; the timing and level of exploration activities, including drilling activities; and the potential for further equity dilution involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium and gold, economic and political stability in Canada, Turkey and Mexico, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled “Risk Factors” in Fronteer’s recent Form 20-F and Annual Information Form on file with the United Sates Securities and Exchange Commission in Washington, D.C. and the Canadian Securities Commissions. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.